FEMSA announces leadership transition
in its OXXO Mexico Division

Monterrey, Mexico, September 26, 2024 — Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA” or the “Company”) (NYSE: FMX; BMV: FEMSAUBD, FEMSAUB) announced today that, after a remarkable 40-year career with the Company during which he played a pivotal role in shaping its growth and transformation, Carlos Arenas Cadena is stepping down and retiring from his position as CEO of OXXO Mexico.

Concurrently, FEMSA welcomes Carlos Arroyo Rico, who will become CEO of OXXO Mexico effective November 19th. From this date and until March 31st, 2025, both executives will work together implementing a smooth transition, and ensuring a seamless handover of responsibilities and continuity in strategic initiatives. Carlos Arroyo will report to José Antonio Fernández Garza, CEO of FEMSA Proximity and Health.

Carlos brings more than 25 years of leadership experience in Retail, including holding key roles with Walmart and The Coca-Cola Company in Mexico and Central America. Most recently, he served as CEO of Grupo Diagnóstico Proa.

With the appointment of Carlos Arroyo, FEMSA continues its commitment to build and maintain the strongest team in the industry, as it pursues the creation of economic and social value to positively impact the communities where the Company operates.

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About FEMSA
FEMSA is a company that creates economic and social value through companies and institutions and strives to be the best employer and neighbor to the communities in which it operates. It participates in the retail industry through a Proximity Americas Division operating OXXO, a small-format store chain, and other related retail formats, and Proximity Europe which includes Valora, our European retail unit which operates convenience and foodvenience formats. In the retail industry it also participates though a Health Division, which includes drugstores and related activities and Digital@FEMSA, which includes Spin by OXXO and Spin Premia, among other digital financial services initiatives. In the beverage industry, it participates through Coca-Cola FEMSA, the largest franchise bottler of Coca-Cola products in the world by volume. Across its business units, FEMSA has more than 392,000 employees in 18 countries. FEMSA is a member of the Dow Jones Sustainability MILA Pacific Alliance, the FTSE4Good Emerging Index and the Mexican Stock Exchange Sustainability Index: S&P/BMV Total México ESG, among other indexes that evaluate its sustainability performance.

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